                                                               OMB APPROVAL
                                                           OMB Number: 3235-0145
                                 UNITED STATES             Expires: December 31,
                       SECURITIES AND EXCHANGE COMMISSION           1997
                             WASHINGTON, D.C. 20549        Estimated average
                                                           burden hours per
                                                           response . . .  14.90

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                            StreamLogic Corporation
    -----------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
    -----------------------------------------------------------------------
                         (Title of Class of Securities)


                                  594 907 107
                       ---------------------------------
                                 (CUSIP Number)



                         Loomis, Sayles & Company, L.P.
               One Financial Center, Boston, Massachusetts 02111
                    Attn: Sandra P. Tichenor, Vice President
-------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               November 29, 1996
         --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D


CUSIP No.     594 907 107                                     PAGE 2 OF 13 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Loomis, Sayles & Company, L.P.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                      7   SHARED VOTING POWER
                          15,234,195 shares
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SOLE VOTING POWER
    BENEFICIALLY                 None
      OWNED BY        ----------------------------------------------------------
        EACH          9   SHARED DISPOSITIVE POWER
     REPORTING            15,234,195 shares
       PERSON         ----------------------------------------------------------
        WITH          10  SOLE DISPOSITIVE POWER
                                 None
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      15,234,195 shares
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              41.9%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              IA
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     594 907 107                                     PAGE 3 OF 13 PAGES

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Loomis, Sayles & Company, Inc.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
         00
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                      7   SHARED VOTING POWER
                          15,234,195 shares
     NUMBER OF      ------------------------------------------------------------
       SHARES         8   SOLE VOTING POWER
    BENEFICIALLY                  None
      OWNED BY      ------------------------------------------------------------
        EACH          9   SHARED DISPOSITIVE POWER
     REPORTING            15,234,195 shares
       PERSON       ------------------------------------------------------------
        WITH          10  SOLE DISPOSITIVE POWER
                             None
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      15,234,195 shares
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                41.9%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*
                CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     594 907 107                                     PAGE 4 OF 13 PAGES

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 State of Connecticut Combined Investment Funds
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
         00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Connecticut
--------------------------------------------------------------------------------
                      7   SHARED VOTING POWER
                          4,915,167 shares
     NUMBER OF      ------------------------------------------------------------
       SHARES         8   SOLE VOTING POWER
    BENEFICIALLY                  None
      OWNED BY      ------------------------------------------------------------
        EACH          9   SHARED DISPOSITIVE POWER
     REPORTING            4,915,167 shares
       PERSON       ------------------------------------------------------------
        WITH          10  SOLE DISPOSITIVE POWER
                                  None
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,915,167 shares
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              13.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              00
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     594 907 107                                     PAGE 5 OF 13 PAGES

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               State of Connecticut Mutual Fixed Income Fund
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
          00
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Connecticut
--------------------------------------------------------------------------------
                      7   SHARED VOTING POWER
                          4,915,167 shares
     NUMBER OF     -------------------------------------------------------------
       SHARES             SOLE VOTING POWER
    BENEFICIALLY      8        None
      OWNED BY     -------------------------------------------------------------
        EACH          9   SHARED DISPOSITIVE POWER
     REPORTING            4,915,167 shares
       PERSON      -------------------------------------------------------------
        WITH          10  SOLE DISPOSITIVE POWER
                               None
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,915,167 shares
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           13.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
          00
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     594 907 107                                     PAGE 6 OF 13 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Teachers' Retirement System
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Connecticut
--------------------------------------------------------------------------------
                      7     SHARED VOTING POWER
                              None
     NUMBER OF      ------------------------------------------------------------
       SHARES         8     SOLE VOTING POWER
   BENEFICIALLY               None
      OWNED BY      ------------------------------------------------------------
        EACH          9     SHARED DISPOSITIVE POWER
     REPORTING                None
       PERSON       ------------------------------------------------------------
        WITH          10    SOLE DISPOSITIVE POWER
                              None
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,915,167 shares
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           13.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
          00
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     594 907 107                                     PAGE 7 OF 13 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Connecticut State Employees' Retirement System
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Connecticut
--------------------------------------------------------------------------------
                       7     SHARED VOTING POWER
                               None
     NUMBER OF       -----------------------------------------------------------
       SHARES          8     SOLE VOTING POWER
   BENEFICIALLY                None
      OWNED BY       -----------------------------------------------------------
        EACH           9     SHARED DISPOSITIVE POWER
     REPORTING                  None
       PERSON        -----------------------------------------------------------
        WITH           10    SOLE DISPOSITIVE POWER
                                None
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,915,167 shares
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           13.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
          00
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         The Statement on Schedule 13D filed October 29, 1996 (the "Original Statement"), as amended by (i) an amendment filed November 19, 1996 (the "First Amendment"), (ii) an amendment filed November 21, 1996 (the "Second Amendment"), and (iii) an amendment filed November 27, 1996 (the "Third Amendment") is amended hereby to reflect the closing of the Exchange Transaction referred to in the Original Statement and amendments thereto by StreamLogic Corporation (the "Issuer") and the issuance of Common Stock and Warrants to purchase Common Stock that is beneficially owned by Loomis, Sayles & Company, L.P., its general partner, Loomis, Sayles & Company, Inc. (sometimes collectively referred to herein as "Loomis Sayles"), the State of Connecticut Combined Investment Funds (the "Connecticut CI Fund"), the State of Connecticut Mutual Fixed Income Fund (the "Connecticut MFI Fund"), Teachers' Retirement System (the "Connecticut Teachers' Fund") and the Connecticut State Employees' Retirement System (the "Connecticut SERS Fund"). The Connecticut CI Fund, Connecticut MFI Fund, Connecticut Teachers' Fund and Connecticut SERS Fund are sometimes collectively referred to herein as the "Connecticut Funds."

Item 1.  Security and Issuer.

         The equity securities to which this statement relates is the Common Stock of the Issuer. The Issuer's principal executive offices are located at 21329 Nordhoff Street, Chatsworth, California 91311.

Item 3.  Source and Amount of Funds or Other Consideration.

         Prior to November 29, 1996, certain of the managed accounts of Loomis Sayles (including the Connecticut MFI Fund) (the "Managed Accounts") owned non-voting 6% convertible subordinated Debentures of the Issuer (the "Debentures") in the aggregate principal amount of $59,354,000. The Debentures were tendered by Loomis Sayles pursuant to the Issuer's Offer to Exchange and the tender period expired at midnight, New York City time, on November 20, 1996. On November 29, 1996 the Issuer exchanged each $1,000 in principal amount of Debentures that were tendered for (i) cash in the aggregate amount of $120.00, (ii) unsecured notes of the Issuer ("Unsecured Notes") in the principal amount of $113.33, (iii) 216.66667 shares of the Issuer's Common Stock, and (iv) five-year warrants (the "Warrants") to purchase 40 shares of the Issuer's Common Stock at an initial exercise price of $3.60 per share. Settlement of the accounts that will hold the securities received in the Exchange Transaction is expected to occur in the next several days ("Settlement").

         Based on currently available information, it is believed that at Settlement the Managed Accounts will hold (i) cash in the aggregate amount of $7,122,480; (ii) Unsecured Notes in the aggregate principal amount of $6,726,589; (iii) an aggregate of 12,860,035 shares of Common Stock of the Issuer; and (iv) Warrants to purchase an aggregate of 2,374,160 shares of the Issuer's Common Stock. No additional funds of such Managed Accounts were expended in connection with the consummation of Exchange Transaction.

Item 4.  Purpose of Transaction.

         The Debentures that were tendered in the Exchange Transaction were acquired during and subsequent to 1987 in the ordinary course of business with funds of certain of Loomis Sayles' Managed Accounts (including the Connecticut MFI Fund) and represent investments by such Managed Accounts. The purpose of the Exchange Transaction was to facilitate the restructuring of the Issuer's debt and enable the Issuer to meet the listing requirements of Nasdaq-NMS. In April 1995, a representative of the Issuer contacted Loomis Sayles concerning a proposal to enter into a transaction whereby the Debentures would be converted into equity and cash in an effort to position the Issuer to meet the Nasdaq-NMS listing standards. As a result of those discussions, the Issuer and Loomis Sayles entered into a letter agreement dated June 14, 1996 (the "Initial Tender Agreement"), as amended on September 13, 1996 (the "First Amendment to the Initial Tender Agreement") and further amended on October 3, 1996 (the "Second Amendment to the Initial Tender Agreement"). The Initial Tender Agreement, the First Amendment to the Initial Tender Agreement and the Second Amendment to the Initial Tender Agreement are sometimes referred to herein as the "Initial Tender Agreement, as amended." The Initial Tender Agreement, as amended, formed the basis for the Offer to Exchange.

         Loomis Sayles tendered the Debentures prior to the expiration of the Offer to Exchange which occurred at midnight, New York City time, on November 20, 1996. The Exchange Transaction closed on November 29, 1996.

         As a result of the closing of the Exchange Transaction, the Issuer is in the process of expanding its Board of directors to seven members, two of whom will be designated by investors advised by Loomis Sayles (the "New Directors"). The right of investors advised by Loomis Sayles to designate two New Directors terminates at such time as Loomis Sayles and its Managed Accounts no longer hold at least 28% of the Issuer's Common Stock (assuming exercise of all Warrants received in the Exchange Transaction). The New Directors will not be insiders of Loomis Sayles. Loomis Sayles intends that such New Directors and any subsequent director nominees designated by investors advised by Loomis Sayles (i) will serve with complete independence from Loomis Sayles, (ii) will not directly or indirectly report to or provide confidential information to Loomis Sayles, (iii) will not consult with Loomis Sayles as to board decisions, and (iv) will be asked to conduct themselves without regard to any special interests that Loomis Sayles might have.

         As a result of the closing of the Exchange Transaction, the Managed Accounts (including the Connecticut Funds) currently hold 41.9% of the outstanding shares of Common Stock of the Issuer (based on information provided by the Issuer), and assuming the exercise of all Warrants received in the Exchange Transaction.

         The Debentures were purchased for the Managed Accounts (including the Connecticut MFI Fund) in the ordinary course of Loomis Sayles' business as an investment adviser, and not with the purpose of changing or influencing the control of the Issuer or in connection with or as a participant in any transaction having such purpose. The Common Stock of the Issuer and the Warrants acquired in the Exchange Transaction were also acquired for investment and not with the purpose of changing or influencing the control of the Issuer or in connection with or as a participant in any transaction having such purpose. Loomis Sayles recognizes that it has the power to vote and dispose of approximately 41.9% of the Issuer's Common Stock (assuming exercise of all of the Warrants) owned by the Managed Accounts and may have the power to effect, change or influence the control of the Issuer. Loomis Sayles has no present intent to exercise any Warrants or dispose of any shares of the Issuer's Common Stock but will monitor market conditions and may acquire or dispose of the Issuer's Common Stock held by Managed Accounts as Loomis Sayles deems appropriate and in the best interests of such Managed Accounts.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b)      Based on currently available information, it is
believed that at Settlement the Managed Accounts (which include the Connecticut MFI Fund) beneficially will own (i) a total of 12,860,035 shares of Issuer's Common Stock representing approximately 38.4% of the outstanding shares of the Issuer's Common Stock, without taking into account Common Stock issuable in connection with the Warrants; and (ii) Warrants to purchase an approximate aggregate of 2,374,160 shares of the Issuer's Common Stock representing, when exercised and taken together with the Common Stock issued in the Exchange Transaction, approximately 41.9% of the Issuer's Common Stock.

         Based on currently available information, it is believed that at Settlement the Managed Account for the Connecticut MFI Fund beneficially will own (i) a total of 4,149,167 shares of the Issuer's Common Stock representing approximately 12.4% of the outstanding shares of the Issuer's Common Stock, without taking into account Common Stock issuable in connection with the Warrants and (ii) Warrants to purchase 766,000 shares of the Issuer's Common Stock representing, when exercised and taken together with the Common Stock issued in the Exchange Transaction, approximately 13.5% of the Issuer's Common Stock.

         Loomis Sayles has voting and/or dispositive power over the Issuer's Common Stock and Warrants held by the Managed Accounts. However, the owner of each of the separate Managed Accounts has the right to terminate its advisory agreement with Loomis Sayles upon advance written notice and, if any such advisory agreement is terminated, Loomis Sayles will lose the power to vote or dispose of the Issuer's Common Stock owned by such terminated account. Termination of an advisory agreement will be effective upon receipt or on some future date as specified in a notice to Loomis Sayles, depending upon the terms of the particular advisory agreement. Currently, the Issuer's Common Stock and Warrants are held in Managed Accounts for the benefit of approximately 41 institutional investors (which number includes the Connecticut MFI Fund).

         (c) Other than the acquisition of the Issuer's Common Stock and Warrants on November 29, 1996 in connection with the closing of the Exchange Transaction described in subsections (a) and (b) above, neither Loomis Sayles nor, to the knowledge of Loomis Sayles, any affiliate of Loomis Sayles has engaged in any transaction with respect to the Issuer's Common Stock, Warrants or Debentures during the past 60 days. In addition, other than the acquisition of the Issuer's Common Stock and Warrants described in subsections (a) and (b) above on November 29, 1996 in connection with the closing of the Exchange Transaction, none of the Connecticut Funds, the Treasurer of the State of Connecticut (the "Treasurer") or the Chief Investment Officer for the Treasurer has engaged in any transaction with respect to the Issuer's Common Stock, Warrants or Debentures during the past 60 days.

         (d) The Common Stock and Warrants are owned by 41 Managed Accounts (which includes the Connecticut MFI Fund). The Connecticut MFI Fund beneficially owns 13.5% of the Issuer assuming the exercise of all Warrants.
No Managed Account other than the Connecticut MFI Fund owns more than 5% of the Common Stock of the Issuer.

         (e)     Not applicable.

                                   SIGNATURE


         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 4, 1996


                    LOOMIS, SAYLES & COMPANY, L.P.
                    By Loomis Sayles & Company, Inc.,
                       General Partner


                        By:        /s/ Robert Blanding
                           ---------------------------------------------
                            Name:     Robert J. Blanding
                            Title:    Chairman, President and
                                      Chief Executive Officer

                    LOOMIS, SAYLES & COMPANY, INC.


                        By:        /s/ Robert Blanding
                           ---------------------------------------------
                            Name:     Robert J. Blanding
                            Title:    Chairman, President and
                                      Chief Executive Officer





                             (SIGNATURES CONTINUED)

(SIGNATURES CONTINUED)


                     STATE OF CONNECTICUT COMBINED
                        INVESTMENT FUNDS


                         By:                *
                            -------------------------------------


                     STATE OF CONNECTICUT MUTUAL FIXED INCOME FUND


                         By:                *
                            -------------------------------------


                     TEACHERS' RETIREMENT SYSTEM


                         By:                *
                            -------------------------------------


                     CONNECTICUT STATE EMPLOYEES'
                     RETIREMENT SYSTEM


                         By:                *
                            ------------------------------------




*By /s/ Robert Blanding
   --------------------------
        Robert J. Blanding
        Attorney-in-Fact